SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: June 10th, 2004

FOR IMMEDIATE RELEASE

SILICOM DELIVERS GIGABIT ETHERNET ADAPTERS FOR
INTEGRATION INTO CUTTING-EDGE SERVER CLUSTERS

— Awareness Of Silicom’s High Performance Server Adapters Continues to Build —

        KFAR SAVA, Israel – June 10, 2004 – Silicom Ltd. (NASDAQ:SILCF) today announced that it has delivered advanced Quad Gigabit Ethernet adapters valued at approximately $140,000 to a provider of high-performance cluster-based computing solutions. The customer will use Silicom’s adapters to improve server throughput and performance in its LINUX-based server cluster solution for a High Performance Computing application.

        Silicom’s Quad Port Gigabit Ethernet solution features four 1000/100/10 ports on a single high-performance card to extend the functionality of each PCI-X slot. Taking advantage of this feature, customers are able to use fewer and/or smaller servers to achieve a high-performance, fully-redundant solution, resulting in lower system cost and complexity. The card’s checksum and TCP segmentation offload capabilities contribute an additional performance boost, helping servers maximize throughput in data-heavy, high-traffic environments.

        “We are delighted that this Server Cluster innovator has chosen our Quad Gigabit adapters to push the envelope of their server performance,” said Shaike Orbach, Silicom’s President and CEO. “The order and its following delivery demonstrate the market traction that has begun to build for our high-performance server adapter solutions. We continue to feel increased interest in all our Gigabit Ethernet solutions as an effective way to increase the throughput and performance of many types of high-end computing applications. Encouraged by the growing number of design wins and initial orders for our new product line, we continue to believe that this line of products will become Silicom’s future growth driver.”

About Silicom
Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:
Ilan Erez
Silicom
+972-9-764-4555
ilane@silicom.co.il